                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                            -----------------------

                                  SCHEDULE 13D


                        UNDER THE SECURITIES ACT OF 1934

                              MYCOGEN CORPORATION
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                           (NAME OF SUBJECT COMPANY)


   Common Stock, par value $.001 per share (Including the Associated Rights)
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                         (TITLE OF CLASS OF SECURITIES)

                                  628452 10 4
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                     (CUSIP NUMBER OF CLASS OF SECURITIES)

       John Scriven           J. Pedro Reinhard          Louis W. Pribila
    Vice President and             President         Vice President, Secretary
     General Counsel          Rofan Services Inc.       and General Counsel
 The Dow Chemical Company       2030 Dow Center              DowElanco
     2030 Dow Center          Midland, MI  48674       9330 Zionsville Road
    Midland, MI  48674          (517) 636-1000        Indianapolis, IN  46236
      (517) 636-1000                                       (317) 337-3000
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                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS


                                January 15, 1996
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            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box [_]

          Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

CUSIP NO.: 628452 10 4         13D


1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS

                    The Dow Chemical Company (#38-1285128)
                    Rofan Services Inc. (#38-2853855)
                    DowElanco (#35-1781118)
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) (_)

                                                        (b) (_)

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3    SEC USE ONLY

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4    SOURCE OF FUNDS

     WC
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                       (_)

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

                    The Dow Chemical Company - Delaware
                    Rofan Services Inc. - Delaware
                    DowElanco - Indiana

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NUMBER OF    7 SOLE VOTING POWER

SHARES             9,502,348 *
              ------------------------------------------------------------------
BENEFICIALLY
             8    SHARED VOTING POWER
OWNED BY
                  O
EACH
              ------------------------------------------------------------------

             9    SOLE DISPOSITIVE POWER
REPORTING
                  0
PERSON
              ------------------------------------------------------------------

WITH         10   SHARED DISPOSITIVE POWER
                  0

--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,502,348 shares of Common Stock

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                     (_)

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     36.58%

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                                                              Page 2 of 21 Pages

14   TYPE OF REPORTING PERSON

     The Dow Chemical Company    CO
     Rofan Services Inc.         CO
     DowElanco                   PN

--------------------------------------------------------------------------------

* The power to vote is pursuant to an irrevocable proxy contained in the Stock Purchase Agreement dated January 15, 1996 among DowElanco, The Lubrizol Corporation and AGC Holdings, Inc. DowElanco is an Indiana general partnership whose 60% general partner is Rofan Services Inc., a wholly-owned subsidiary of The Dow Chemical Company.


                                                              Page 3 of 21 Pages

ITEM 1.   SECURITY AND ISSUER.

     This statement relates to the common stock, $.001 par value per share (the "Common Stock") of Mycogen Corporation, a California corporation ("Mycogen") whose principal executive offices are located at 5501 Oberlin Drive, San Diego, California 92121-1718.

ITEM 2.   IDENTITY AND BACKGROUND.

     The Dow Chemical Company, a Delaware corporation ("TDCC"), is engaged in the manufacture and sale of chemicals, plastic materials, pharmaceuticals, agricultural and consumer products and other specialized products. TDCC's principal business and executive offices are located at 2030 Dow Center, Midland, Michigan 48674.

     Rofan Services Inc., a Delaware corporation ("Rofan") is a wholly-owned subsidiary of TDCC and the 60% general partner of DowElanco. Rofan's principal executive offices are located at 2030 Dow Center, Midland, Michigan 48674. Rofan has no significant independent operations other than its partnership interests in DowElanco and other entities.

     DowElanco, an Indiana general partnership ("DowElanco") is engaged in the manufacture and sale of agricultural chemicals and seed. DowElanco's principal business and executive offices are located at 9330 Zionsville Road, Indianapolis, Indiana 46268.

     DowElanco's remaining 40% general partner is EPCO, Inc., an Indiana corporation and a wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation. The principal business and executive offices of EPCO, Inc. and Eli Lilly and Company are located at Lilly Corporate Center, Indianapolis, Indiana 46285.

     A list of certain of TDCC's executive officers, all having business addresses which are the same as TDCC's principal executive offices, is set forth below:

     Chairman of the Board                     Frank P. Popoff
     President and CEO                         William S. Stavropoulos
     Financial Vice President, Treasurer
      and Chief Financial Officer              J. Pedro Reinhard
     Executive Vice President                  Enrique C. Falla
     Group Vice President                      Anthony J. Carbone
     Group Vice President                      Michael D. Parker



                                                              Page 4 of 21 Pages

     A list of TDCC's directors, their addresses and their principal occupation or employment is noted below:

     Jacqueline K. Barton                       Enrique C. Falla
     California Institute of Technology         The Dow Chemical Company
     Division of Chem. & Chem. Engr.            2020 Dow Center
     Mail Code 127-72                           Midland, MI  48674
     Pasadena, CA  91125
                                                Barbara H. Franklin
     David T. Buzzelli                          Barbara Franklin Enterprises
     The Dow Chemical Company                   2600 Virginia Avenue NW
     2020 Dow Center                            Washington, DC  20037
     Midland, MI  48674
                                                Allan D. Gilmour
     Anthony J. Carbone                         The Dow Chemical Company
     The Dow Chemical Company                   2020 Dow Center
     2020 Dow Center                            Midland, MI  48674
     Midland, MI  48674
                                                William J. Neely
     Fred P. Corson                             The Dow Chemical Company
     The Dow Chemical Company                   2030 Dow Center
     2020 Dow Center                            Midland, MI  48674
     Midland, MI  48674
                                                Michael D. Parker
     Willie D. Davis                            The Dow Chemical Company
     All Pro Broadcasting, Inc.                 2020 Dow Center
     161 N. LaBrea Avenue                       Midland, MI  48674
     Inglewood, CA  90301
                                                Frank P. Popoff
     Michael L. Dow                             The Dow Chemical Company
     Michael L. Dow, Associates                 2020 Dow Center
     General Aviation Building                  Midland, MI  48674
     Capital City Airport
     Lansing, MI  48906                         J. Pedro Reinhard
                                                The Dow Chemical Company
     Joseph L. Downey                           2020 Dow Center
     The Dow Chemical Company                   Midland, MI  48674
     2020 Dow Center
     Midland, MI  48674                         Harold T. Shapiro
                                                Princeton University
                                                1 Nassau Hall
                                                Princeton, NJ  08544



                                                              Page 5 of 21 Pages

     William S. Stavropoulos                   Paul G. Stern
     The Dow Chemical Company                  Thayer Capital Partners
     2020 Dow Center                           901 Fifteenth Street, N.W.
     Midland, MI  48674                        Washington, DC  20005


     A list of certain of Rofan's executive officers, all having business addresses which, are the same as Rofan's principal executive offices, is set forth below:

     President                                 J. Pedro Reinhard
     Vice President                            Robert W. Dupree, Jr.
     Vice President                            J. Frank Whitley, Jr.
     Treasurer                                 Henry Kahn
     Vice President and Secretary              Eric P. Blackhurst
     Vice President                            Murray N. Trask

     A list of Rofan's directors, their addresses and their principal occupation or employment is noted below:

     Henry Kahn
     The Dow Chemical Company
     2030 Dow Center
     Midland, MI  48674

     J. Pedro Reinhard
     The Dow Chemical Company
     2020 Dow Center
     Midland, MI  48674

     Eric P. Blackhurst
     The Dow Chemical Company
     DOC Center
     235 North Main Street
     Midland, MI  48640

     Of the foregoing executive officers and directors of TDCC and Rofan, all are United States citizens except J. Pedro Reinhard and Michael D. Parker who are citizens of Brazil and Great Britain, respectively.

     During the last five years, none of the foregoing persons or entities have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future


                                                              Page 6 of 21 Pages